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www.kirkland.com

November 12, 2020

VIA EDGAR

Christopher Bellacicco
Division of Investment Management
Securities and Exchange Commission
Washington, D.C., 20549

Re:	Crescent Capital BDC, Inc. Preliminary Proxy Statement Filed October 28, 2020
(File No. 814-01132)

Dear Mr. Bellacicco:

In a telephone conversation on November 5, 2020, you provided us with verbal comments on the preliminary proxy statement (the “Preliminary Proxy”), originally filed by Crescent Capital BDC, Inc. (the “Fund” or the “Registrant”) on October 28, 2020. We have revised the Preliminary Proxy to respond to the comments you provided (as revised, the “Proxy Statement”). We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

Proposal No. 1

1.
Please disclose the date on which the Existing Investment Advisory Agreement was last submitted to a vote of the Stockholders and the purpose of such submission as required by Item 22(c)(1)(i) of Schedule 14A.

The Registrant has revised the disclosure as requested on Page 10 of the Proxy Statement.

2.	Please revise Proposal No. 1 to explain what GACP II LP is.

The Registrant has revised the disclosure as requested on Page 12 of the Proxy Statement to clarify that GACP II LP is Great American Capital Partners II LP, a portfolio company of the Fund.

3.
Please confirm that the Advisor will not receive any capital gains incentive fees pursuant to the terms of the Existing Advisory Agreement in connection with the termination of the Existing Advisory Agreement.

The Registrant has revised the disclosure as requested on Page 13 of the Proxy Statement to confirm that the Advisor will not receive any capital gains incentive fees in connection with the termination of the Existing Advisory Agreement.

4.	Please explain supplementally why the Existing Advisory Agreement has an initial one year term.

The Registrant advises the Staff that the Existing Advisory Agreement was approved with an initial one-year term by the Corporation’s board of directors and the Corporation’s stockholders in connection with the Corporation’s acquisition of Alcentra Capital Corporation (“Alcentra”). The Registrant has revised disclosure on Page 14 of the Proxy Statement to replace “initial” with “current” to clarify that the Existing Advisory Agreement currently has a one-year term.

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November 12, 2020

5.
For each other fund or account managed by the Advisor with similar investment strategies, please provide the disclosure required by Item 22(c)(10) of Schedule 14A, including the identity of such other funds or accounts, their size, and the rate of compensation received by the Advisor with respect to its services to such funds or accounts.

The Registrant advises the Staff that the Adviser does not serve as an investment adviser for any other funds required to be disclosed pursuant to Item 22(c)(10) of Schedule 14A.

6.
Please confirm whether the Registrant expects to make any payments to affiliated brokers in connection with the Transaction or the approval of Proposal No. 1. If the Registrant plans to make any such payments, please provide the information required by Item 22(c)(xiii) of Schedule 14A.

The Registrant advises the Staff that it does not anticipate making any payments to affiliated brokers in connection with the Transaction or the approval of Proposal No. 1.

Proxy Card

7.	Please revise the form of proxy card included with the Preliminary Proxy to include a place for stockholders to sign and date the proxy card.

The Registrant has included a place for stockholders to sign and date the form of proxy card included with the Proxy Statement.

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We look forward to discussing with you any additional questions you may have regarding the Proxy Statement. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Jason Breaux, Chief Executive Officer Crescent Capital BDC, Inc.